SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

News Release	May 24, 2006 at 11.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso expands its corrugated packaging business in Russia

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has decided to build its third corrugated packaging plant in Russia, at Lukhovitsy, some 130 km southeast of Moscow. The annual production capacity of the plant, which will employ some 175 people, will be 150 million m2 of corrugated board. The capital expenditure is estimated at EUR 54 million. Construction of the plant will begin in September 2006, with production starting up in the first quarter of 2008.

Stora Enso has positive experience of the corrugated packaging business in Russia and aims to be the leading producer of corrugated board in the European part of Russia.

The new plant will serve the growing demand for high-quality packaging in Russia, especially in the Moscow region. Customers will be mainly in the food, beverage, cigarette and electronics industries, representing both international and Russian brands.

Stora Enso already has two corrugated packaging plants in Russia. The first plant started operations at Balabanovo in 1998 and the second at Arzamas in 2004. The two plants have 450 employees and produced a total of 215 million m2 of corrugated packaging board in 2005.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

PRESS KIT

A press kit is available at http://bmt.storaenso.com/storaensolink.jsp?imageid=060524 that includes the following:

- background information about Stora Enso’s corrugated board business in Russia

- map showing the locations of Stora Enso’s corrugated board plants in Russia

- images that may be freely used to illustrate articles about Stora Enso

Copy and paste the above link into your web browser to download these files.

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel